UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-34929

SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with its practice to disclose open market purchases of its ordinary shares by its Chief Executive Officer and Chief Financial Officer, on June 1, 2018, Mr. Daniel Birnbaum, the Chief Executive Officer and a director of the Company, purchased an aggregate of 10,000 ordinary shares of the Company in open market transactions at a weighted average price per share of $83.67.

Mr. Daniel Birnbaum owns a total of 137,277 ordinary shares of the Company following these purchases.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: June 4, 2018	By:	/s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: General Counsel